As filed with the Securities and Exchange Commission on March 30, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SCIENTIFIC GAMES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	81-0422894

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

750 Lexington Avenue, 25th Floor

New York, New York  10022

(212) 754-2233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ira H. Raphaelson, Esq.

Scientific Games Corporation

750 Lexington Avenue, 25th Floor

New York, New York  10022

(212) 754-2233

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Peter G. Smith, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of Americas

New York, New York  10036

(212) 715-9100

Approximate date of commencement of proposed sale to the public:  At such time or times as may be determined by the selling stockholders following the effectiveness of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, par value $.01 per share	4,040,000	$31.62(1)	$127,744,800.00	$3,921.77

(1)                                  Estimated, solely for the purpose of calculating the registration fee, pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), based on the average of the high and low sales prices for our common stock reported on the Nasdaq Global Select Market on March 28, 2007, which is within five (5) business days prior to the date of this Registration Statement.

Prospectus

SCIENTIFIC GAMES CORPORATION

4,040,000 SHARES OF CLASS A COMMON STOCK

The selling stockholders listed on page 11 of this prospectus may offer and sell from time to time under this prospectus and supplements to this prospectus a total of 4,040,000 shares of our Class A common stock.  Unless otherwise indicated, references in this prospectus to our common stock mean our Class A common stock.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “SGMS”.  On March 29, 2007, the last sale price for our common stock reported on the Nasdaq Global Select Market was $31.81 per share.

Investing in our common stock involves certain risks. See the section of this prospectus entitled “Risk Factors” beginning on page 3.

This prospectus constitutes a public offering of the securities offered hereby only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2007.

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

We have filed a registration statement (which term includes any amendments to the registration statement) with the Securities and Exchange Commission, or SEC, on Form S-3 under the Securities Act of 1933, as amended, covering the common stock to be sold under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made. Each statement made in this prospectus referring to a document filed as an exhibit or schedule to the registration statement is not necessarily complete and is qualified in its entirety by reference to the exhibit or schedule for a complete statement of its terms and conditions.

We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC under the Securities Exchange Act of 1934, as amended. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We provide public access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports, which may be accessed free of charge on our website at the following address: http://www.scientificgames.com by clicking on the Investors link, and then the SEC Filings link.  These documents are provided as soon as practicable after filing with the SEC, although not generally on the same day.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The SEC allows us to “incorporate by reference” the information we have previously filed with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering and sale is complete:

•                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007;

•                  our Current Report on Form 8-K, filed January 19, 2007;

i

•                  our Current Report on Form 8-K, filed January 31, 2007;

•                  our Current Report on Form 8-K, filed February 16, 2007;

•                  our Current Report on Form 8-K, filed March 1, 2007; and

•                  all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to above.

We will furnish to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, a copy of any or all of the information that has been incorporated by reference (including any exhibits that are specifically incorporated by reference in that information) upon oral or written request to:

Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York 10022
(212) 754-2233
Attn: Corporate Secretary

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “could” or the negatives thereof, variations thereon or similar terminology. The forward-looking statements contained in this prospectus are generally located in the material set forth under the headings “Prospectus Summary” and “Risk Factors”, but may be found in other locations as well.  These forward-looking statements are based upon management’s current expectations, assumptions and estimates and are not guarantees of future results or performance. Actual outcomes may differ from those projected in forward-looking statements due to a variety of risks and uncertainties and other factors, including relating to the following:

•                  the availability and adequacy of our cash flow to satisfy our obligations, including our debt service obligations and our need for additional funds required to support capital improvements, development and acquisitions;

•                  economic, competitive, demographic, business and other conditions in our local, regional and international markets;

•                  changes or developments in the laws, regulations or taxes in the gaming, racing and lottery industries;

•                  actions taken or omitted to be taken by third parties, including customers, suppliers, competitors and shareholders, as well as legislative, regulatory, judicial and other governmental authorities;

•                  changes in business strategy, capital improvements, development plans, including those due to environmental remediation concerns, or changes in personnel or their compensation, including federal, state and local minimum wage requirements;

•                  an inability to enter into new contracts, renew existing contracts or the early termination of our existing contracts;

•                  an inability to engage in or complete future acquisitions;

•                  the loss of any license or permit, including the failure to obtain an unconditional renewal of a required gaming license on a timely basis; and

•                  resolution of any pending or future litigation in a manner adverse to us.

You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect.  All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the foregoing factors. These forward-looking statements speak only as of the date of the document in which they are made. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based.

As you read this prospectus, you should also note the following: This prospectus contains various references to industry market data and certain industry forecasts. The industry market data and industry forecasts were obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Similarly, industry forecasts, while we believe them to be accurate, have not been independently verified by us and we do not make any representation as to the accuracy of that information.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that is important to you. You should carefully read and review this entire prospectus, including the section entitled “Risk Factors” beginning on page 3, as well as the documents incorporated by reference in this prospectus, before making an investment decision. Unless the context indicates otherwise, all references to the words “Scientific Games,” “we,” “our,” “ours,” “us” and the “Company” refer to Scientific Games Corporation and its consolidated subsidiaries. “International” refers to non-United States jurisdictions. “Online” lottery refers to a computerized system in which lottery terminals in retail outlets are continuously connected to a central computer system for the sale and validation of lottery tickets and related functions. “OTB” refers to off-track betting facilities, including those owned and operated by our subsidiaries Autotote Enterprises, Inc. (in Connecticut) and Autotote Nederland B.V. (in the Netherlands). “Handle” is an industry term for dollars wagered.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

About the Company

We are a leading supplier of technology-based products, systems and services to gaming markets worldwide. We offer our customers the widest array of technologically advanced products and services in each market we serve. Our headquarters are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022, and our telephone number is (212) 754-2233.

We report our operations in three business segments:  Printed Products Group, Lottery Systems Group, and Diversified Gaming Group.

Printed Products Group

Our Printed Products Group is composed of our instant lottery ticket business and our prepaid phone card business.

We believe we are the leading provider of instant lottery tickets in the world. Our instant ticket customers include 34 of the 42 U.S. jurisdictions that currently sell instant lottery tickets, and we have sold instant tickets and related services to lotteries in over 50 other countries. We believe that our innovative products and services allow lotteries to increase their retail sales of instant tickets.

Instant ticket and related services includes ticket design and manufacturing, as well as value-added services including game design, sales and marketing support, specialty games and promotions, inventory management and warehousing and fulfillment services. We provide lotteries with access to some of the world’s most popular entertainment brands, including Major League Baseball®, NASCAR®, National Basketball Association, Harley-Davidson®, Wheel-of-Fortune®, Monopoly™, Corvette®, World Poker Tour® and The World Series of Poker®. We also provide lotteries with customized partnerships, or cooperative service programs, to help lotteries efficiently and effectively manage and support their operations to achieve greater retail sales and lower operating costs.

We believe we are one of the largest suppliers of paper-based prepaid phone cards in the world. Prepaid phone cards utilize the secure process employed by us in the production of instant lottery tickets which helps ensure the integrity and reliability of the product. Prepaid phone cards offer consumers in more than 50 countries worldwide a cost-effective way to purchase cellular airtime, without requiring wireless service providers to extend credit or consumers to commit to contracts.

Lottery Systems Group

We believe we are a leading provider of sophisticated, customized computer software, equipment and data communication services to government-sponsored and privately-operated lotteries in the U.S. and internationally. This business includes the provision of transaction processing software for the accounting and validation of both instant and online lottery games, point-of-sale terminals, central site computers, communications technology, and ongoing support and maintenance for these products. Central computer systems, terminals and associated software are typically provided in the U.S. through facilities management contracts and internationally through outright sales. We have contracts to operate online lottery systems for 16 of the 44 U.S. jurisdictions that operate online lotteries and we believe we are the second largest online lottery provider in Europe.

Diversified Gaming Group

Our Diversified Gaming Group provides services and systems to private and public operators in the wide area gaming markets and in the pari-mutuel wagering industry. Our product offerings includes fixed odds betting terminals (“FOBTs”), video lottery terminals, monitor games, wagering systems for the pari-mutuel racing industry, sports betting systems and services, and Amusement With Prize (“AWP”) and Skill With Prize (“SWP”) terminals. Business units within the Diversified Gaming Group include The Global Draw Limited (“Global Draw”), a leading supplier of FOBTs and monitor games to licensed bookmakers, primarily in the United Kingdom (“U.K.”) and Austria; Scientific Games Racing LLC, a leading worldwide supplier of computerized systems for pari-mutuel wagering; Games Media Limited (“Games Media”), our AWP and SWP terminal supplier to the U.K. pub market, and our venue management gaming operations in Connecticut, Maine and the Netherlands.

RISK FACTORS

You should carefully consider the following information with the other information contained or incorporated by reference in this prospectus.

We operate in highly competitive industries and our success depends on our ability to effectively compete with numerous domestic and foreign businesses.

We face competition from a number of domestic and foreign businesses, some of which have substantially greater financial resources than we do, which could impact our ability to win new contracts and renew existing contracts. We continue to operate in a period of intense price-based competition, which could affect the profitability of the contracts we do win. Contract awards by lottery authorities are sometimes challenged by unsuccessful bidders, which can result in protracted legal proceedings that can result in delayed implementation or cancellation of the award. In addition, the domestic lottery market has matured such that the number of states conducting lotteries is unlikely to increase in the near-term. Our domestic U.S. instant ticket business could be adversely affected should additional foreign competitors in Canada or Mexico export their lottery products to the U.S. or should other foreign competitors establish printing facilities in the U.S., Canada or Mexico to supply the U.S. market.

We also compete in the international instant ticket lottery market with low-price, low-quality printers in a regulated environment where competition laws are being reinterpreted so as to create competition from non-traditional lottery vendors and products.

Pricing pressures and potential privatization of some lotteries may also change the manner in which online and instant ticket contracts are awarded and the profitability of those contracts. Any future success of our lottery business will also depend, in part, on the success of the lottery industry in attracting and retaining players in the face of increased competition for these players’ entertainment dollars, as well as our own success in developing innovative products and systems to achieve this goal. Our failure to achieve this goal could reduce revenues from our lottery operations.

We also operate in competitive markets in other parts of our business. Our pari-mutuel business faces competition from other operators, other gaming venues such as casinos and state-sponsored lotteries and other forms of legal and illegal gaming. The market for pari-mutuel wagering has seen declines over a period of years and the continuing popularity of horse and dog racing is important to the operating results of our pari-mutuel business. Our other gaming related businesses face competition from other vendors and illegal operators, as well as changes in law and regulation that can affect our future profitability. In our prepaid phone card business, we face competition from other instant lottery ticket printers utilizing similar lottery security and printing technologies, as well as alternative printing and non-printing technologies, such as smart cards, with which our products compete. Moreover, the cellular telephone industry is undergoing technology changes such that other technologies, including electronic commerce, could impact our growth opportunities and our customer relationships. Further, increasing price competition in the prepaid phone card business may continue to negatively affect our operating margins.

Our business is subject to evolving technology.

The markets for all of our products and services are affected by changing technology, new legislation and evolving industry standards. Our ability to anticipate or respond to such changes and to develop and introduce new and enhanced products and services on a timely basis will be a significant factor in our ability to expand, remain competitive, attract new customers and retain existing contracts.

We can give no assurance that we will achieve the necessary technological advances, have the financial resources, introduce new products or services on a timely basis or otherwise have the ability to compete effectively in the markets we serve.

We are heavily dependent on our ability to renew our long-term contracts with our customers and we could lose substantial revenue if we are unable to renew certain of our contracts.

Generally, our contracts are for initial terms of one to seven years, with optional renewal periods. Upon the expiration of a contract, including any extensions thereof, new contracts may be awarded through a competitive bidding process. Contracts representing a substantial majority of our annual revenues from lottery contracts are scheduled to expire or reach optional extension dates during the next three years. Contracts accounting for a majority of our current annual pari-mutuel revenues are scheduled to expire during the next three years. Contracts accounting for a majority of our wide area gaming revenues are scheduled to expire beginning in 2010.

We are also required by certain of our lottery customers to provide surety, or performance, bonds. There can be no assurance that we will continue to be able to obtain performance bonds on commercially reasonable terms or at all. Our inability to provide such bonds would materially and adversely affect our ability to renew existing, or obtain new, lottery contracts.

Our contracts for the broadcast of signals are usually one year contracts. Because of competitive and other factors, we cannot provide assurance that these broadcast contracts will be renewed. Elimination of our access to racing broadcast signals could have a material adverse affect on racing revenue as well as our ability to expand the business into new markets.

There can be no assurance that our current contracts will be extended or that we will be awarded new contracts as a result of competitive bidding processes in the future. The termination, expiration or failure to renew one or more of our contracts could cause us to lose substantial revenue.

Our ability to bid on new contracts is dependent upon our ability to fund required up-front capital expenditures through our cash from operations or through financings.

Our online lottery, wide area gaming and pari-mutuel contracts generally require significant up-front capital expenditures for terminal assembly, software customization and implementation, systems and equipment installation and telecommunications configuration. Historically, we have funded these up-front costs through cash flows generated from operations, available cash on hand and borrowings under our credit facilities. Our ability to continue to procure new contracts will depend on, among other things, our then present liquidity levels or our ability to obtain additional financing at commercially acceptable terms to finance the initial up-front costs. If we do not have adequate liquidity or are unable to obtain financing for these up-front costs on favorable terms or at all, we may not be able to bid on certain contracts, which could restrict our ability to grow and have a material adverse effect on our future profitability.

Our business depends on the protection of our intellectual property and proprietary information.

We believe that our success depends, in part, on protecting our intellectual property in the United States and in foreign countries. Our intellectual property includes certain patents and trademarks relating to our instant ticket games and wagering systems, as well as proprietary or confidential information that is not subject to patent or similar protection. Our intellectual property protects the integrity of our games, systems, products and services, which is a core value of the industries in which we operate. For example, our intellectual property is designed to ensure the security of the printing of our instant lottery tickets and prepaid phone cards and provide simple and secure validation of our lottery tickets. Competitors may independently develop similar or superior products, software, systems or business models. In cases where our intellectual property is not protected by an enforceable patent, such independent development may result in a significant diminution in the value of our intellectual property.

There can be no assurance that we will be able to protect our intellectual property. We enter into confidentiality or license agreements with our employees, vendors, consultants, and, to the extent legally permissible, our customers, and generally control access to, and the distribution of, our game designs, systems and other software documentation and other proprietary information, as well as the designs, systems and other software documentation and other information we license from others. Despite our efforts to protect these proprietary rights, unauthorized parties may try to copy our gaming products, business models or systems, use certain of our confidential information to develop competing products, or develop independently or otherwise obtain and use our gaming products or technology, any of which could have a material adverse effect on our business. Policing unauthorized use of our technology is difficult and expensive, particularly because of the global nature of our operations. The laws of other countries may not adequately protect our intellectual property.

There can be no assurance that our business activities, games, products and systems will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. Any such claim and any resulting litigation, should it occur, could subject us to significant liability for damages and could result in invalidation of our proprietary rights, distract management, and/or require us to enter into costly and burdensome royalty and licensing agreements. Such royalty and licensing agreements, if required, may not be available on terms acceptable to us, or may not be available at all. In the future, we may also need to file lawsuits to defend the validity of our intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources.

We rely on products and technologies that we license from third parties. There can be no assurance that these third-party licenses, or the support for such licenses, will continue to be available to us on commercially reasonable terms.

Our business competes on the basis of the security and integrity of our systems and products.

We believe that our success depends, in part, on providing secure products and systems to our vendors and customers. Attempts to penetrate security measures may come from various combinations of customers, retailers, vendors, employees and others. Our ability to monitor and ensure quality of our products is periodically reviewed and enhanced. Similarly, we constantly assess the adequacy of our security systems to protect against any material loss to any of our customers and the integrity of the product to end-users. There can be no assurance that our business might not be affected by a security breach or lapse which could have a material adverse impact on our business.

Our industry is subject to strict government regulations that may limit our existing operations and have a negative impact on our ability to grow.

In the United States and many other countries, lotteries, pari-mutuel and other forms of wagering must be expressly authorized by law. Once authorized, such activities are subject to extensive and evolving governmental regulation. Moreover, such gaming regulatory requirements vary from jurisdiction to jurisdiction. Therefore, we are subject to a wide range of complex gaming laws and regulations in the jurisdictions in which we are licensed. Most jurisdictions require that we be licensed, that our key personnel and certain of our security holders be found suitable or be licensed, and that our products be reviewed and approved before placement. If a license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary approval, license or finding of suitability, then we may be prohibited from distributing our products for use in the respective jurisdiction.

The regulatory environment in any particular jurisdiction may change in the future, and any such change could have a material adverse effect on our results of operations. Moreover, there can be no assurance that the operation of lotteries, pari-mutuel wagering facilities, video gaming industry machines, Internet gaming or other forms of lottery or wagering systems will be approved by additional jurisdictions or that those jurisdictions in which these activities are currently permitted will continue to permit such activities. While we believe that we have developed procedures and policies designed to comply with the requirements of evolving laws , there can be no assurance that law enforcement or gaming regulatory authorities will not seek to restrict our business in their jurisdictions or even institute enforcement proceedings. Moreover, in addition to the risk of enforcement action, we are also at risk from loss of business reputation in the event of any potential legal or regulatory investigation whether or not the Company is ultimately accused of or found to have committed any violations.

We are required to obtain and maintain licenses from various state and local jurisdictions in order to operate certain aspects of our pari-mutuel business and we are subject to extensive background investigations and suitability standards in our lottery business. We also will become subject to regulation in any other jurisdiction where our customers operate in the future. There can be no assurance that we will be able to obtain new licenses or renew any of our licenses, and the loss, denial or non-renewal of any of our licenses could have a material adverse effect on our business. Lottery authorities generally conduct background investigations of the winning vendor and its employees prior to and after the award of a lottery contract. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these approvals and licenses. Lottery authorities with which we do business may require the removal of any of our employees deemed to be unsuitable and are generally empowered to disqualify us from receiving a lottery contract or operating a lottery system as a result of any such investigation. Our failure, or the failure of any of our key personnel, systems or machines, in obtaining or retaining a required license or approval in one jurisdiction could negatively impact our ability (or the ability of any of our key personnel, systems or gaming machines) to obtain or retain required licenses and approvals in other jurisdictions. The failure to obtain or retain a required license or approval in any jurisdiction would decrease the geographic areas where we may operate and generate revenues, decrease our share in the gaming marketplace and put us at a disadvantage compared with our competitors.

Some jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of our equity securities. The failure of these beneficial owners to submit to such background checks and provide required disclosure could jeopardize the award of a lottery contract to us or provide grounds for termination of an existing lottery contract. Additional restrictions are often imposed by international jurisdictions in which we market our lottery systems on foreign corporations, such as us, seeking to do business in such jurisdictions. In light of these regulations and the potential impact on our business, the Board of Directors adopted a proposed amendment to our restated certificate of incorporation in January 2007, subject to a vote of the stockholders at our next stockholders’ meeting, which amendment would allow for the restriction of stock ownership by persons or entities who fail to comply with informational or other regulatory requirements under applicable gaming law, who are found unsuitable to hold our stock by gaming authorities or whose stock ownership adversely affect our ability to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from a gaming authority. The licensing procedures and background investigations of the authorities that regulate our businesses and the proposed amendment may inhibit potential investors from becoming significant stockholders or inhibit existing shareholders from retaining or increasing their ownership.

We have developed and implemented an internal compliance program in an effort to ensure that we comply with legal requirements imposed in connection with our wagering-related activities, as well as legal requirements generally applicable to all publicly traded corporations. The compliance program is run on a day-to-day basis by our Chief Compliance Officer with legal advice provided by our General Counsel and outside experts. The compliance program is overseen by the Compliance Committee of our Board of Directors, consisting of three outside directors. While we are firmly committed to full compliance with all applicable laws, there can be no assurance that such steps will prevent the violation of one or more laws or regulations, or that a violation by us or an employee will not result in the imposition of a monetary fine or suspension or revocation of one or more of our licenses.

Gaming opponents persist in their efforts to curtail the expansion of legalized gaming, which, if successful, could limit our existing operations.

Legalized gaming is subject to opposition from gaming opponents. There can be no assurance that this opposition will not succeed in preventing the legalization of gaming in jurisdictions where these activities are presently prohibited or prohibiting or limiting the expansion of gaming where it is currently permitted, in either case to the detriment of our business, financial condition, results and prospects.

Our ability to complete future acquisitions of gaming and related businesses and integrate those businesses successfully could limit our future growth.

Part of our corporate strategy is to continue to pursue expansion and acquisition opportunities in gaming and related businesses, such as our acquisition of certain assets of

EssNet AB, and our acquisitions of The Global Draw Ltd, and Games Media which all occurred in 2006, and we could face significant challenges in managing and integrating the expanded or combined operations including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities. Any future acquisition transactions involving the use of company stock have the potential of dilution to our existing shareholders and earnings per share.

Our revenues fluctuate due to seasonal, weather and other variations and you should not rely upon our periodic operating results as indications of future performance.

Our pari-mutuel service revenues are subject to seasonal and weather variations. The first and fourth quarters of the calendar year traditionally comprise the weakest period for our pari-mutuel wagering service revenue. As a result of inclement weather during the winter months, a number of racetracks do not operate and those that do operate often experience missed racing days. Additionally, the fourth quarter is the weakest quarter for Global Draw due to reduced wagering during the holiday season. This adversely affects the amounts wagered and our corresponding service revenues. Wagering equipment sales and software license revenues usually reflect a limited number of large transactions, which may not recur on an annual basis. Consequently, revenues and operating results can vary substantially from period to period as a result of the timing of revenue recognition for major equipment sales and software license revenue. In addition, instant ticket and prepaid phone card sales may vary depending on the season and timing of contract awards, changes in customer budgets, ticket inventory levels, lottery retail sales and general economic conditions.

Our business could also be impacted by natural or man-made disasters such as Hurricane Katrina or the terrorist attack in New York on September 11, 2001. We have taken steps to have disaster recovery plans in place but there can be no assurance that such an event would not have a significant impact on our business.

We are dependent on our suppliers and contract manufacturers, and any failure of these parties to meet our performance and quality standards or requirements could cause us to incur additional costs or lose customers.

Our production of instant lottery tickets and prepaid phone cards, in particular, depends upon a continuous supply of raw materials, supplies, power and natural resources. Our operating results could be adversely affected by an interruption or cessation in the supply of these items or a serious quality assurance lapse.

We transmit certain wagering data and broadcast live racing events utilizing satellite transponders, generally pursuant to long-term contracts. The technical failure of any of these satellites would require us to obtain other communication services, including other satellite access. Although we maintain insurance and, in some cases, employ backup systems to limit our exposure in the event of such a failure, we have no assurance of access to such other satellites or, if available, whether the use of such other satellites could be obtained on favorable terms or in a timely manner. While satellite failures are infrequent, the operation of satellites is outside of our control.

In addition, our Global Draw business has signed a number of significant contracts whose performance depends on our third party suppliers delivering equipment on schedule for Global Draw to meet its contract commitments. Failure of the suppliers to meet their delivery commitments could result in Global Draw being in breach of and subsequently losing those contracts, which loss could have a material adverse affect on the revenue.

We have foreign operations, which subjects us to additional risks.

Our business in foreign markets subjects us to risks customarily associated with such operations, including:

•                  foreign withholding taxes on our subsidiaries’ earnings that could reduce cash flow available to meet our required debt service and our other obligations;

•                  the complexity of foreign laws, regulations and markets;

•                  the impact of foreign labor laws and disputes;

•                  other economic, tax and regulatory policies of local governments; and

•                  the ability to attract and retain key personnel in foreign jurisdictions.

Our consolidated financial results are significantly affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than U.S. dollars and from the translation of foreign currency balance sheet accounts into U.S. dollar-denominated balance sheet accounts. We are exposed to currency exchange rate fluctuations because a significant portion of our revenues is denominated in currencies other than the U.S. dollar, particularly the British pound sterling and the Euro. Exchange rate fluctuations have in the past adversely affected our operating results and cash flows and may continue to adversely affect our results of operations and cash flows and the value of our assets outside the United States.

There can be no assurance that we will be able to operate successfully in any foreign market.

Certain holders of our common stock exert significant influence over the Company and make decisions with which other stockholders may disagree.

In August 2004, MacAndrews & Forbes Holdings Inc. was issued approximately 25% of our outstanding common stock in connection with its conversion of our then outstanding Series A Convertible Preferred Stock. Such holder is entitled to appoint up to four of the ten members of our Board of Directors under a stockholders’ agreement with us, as supplemented, which we originally entered into with holders of the Series A Convertible Preferred Stock, and certain actions of the Company require the approval of such holder. As a result, this holder has the ability to exert significant influence over our business and may make decisions with which other stockholders may disagree, including, among other things, to delay, discourage or prevent a change of control of the Company or a potential merger, consolidation, tender offer, takeover or other business combination.

If certain of our key personnel leave us, our business will be significantly adversely affected.

We depend on the continued performance of A. Lorne Weil, our Chairman and Chief Executive Officer, and the members of our senior management team. Mr. Weil has extensive experience in the lottery and pari-mutuel businesses and has contributed significantly to the growth of our business. If we lose the services of Mr. Weil or any of our other senior officers and cannot find suitable replacements for such persons in a timely manner, it could have a material adverse effect on our business. Mr. Weil has an employment contract with us through 2009.

We could incur costs in the event of violations of or liabilities under environmental laws.

Our operations and real properties are subject to U.S. and foreign environmental laws and regulations, including those relating to air emissions, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur costs, including cleanup costs, fines or penalties, and third-party claims as a result of violations of or liabilities under environmental laws. Some of our operations require environmental permits and controls to prevent or reduce environmental pollution, and these permits are subject to review, renewal and modification by issuing authorities. We believe that our operations are currently in substantial compliance with all environmental laws, regulations and permits and have not historically incurred material costs for noncompliance with, or liabilities under, these requirements.

Failure to perform under our lottery contracts may result in litigation, substantial monetary liquidated damages, as well as contract termination.

Our business subjects us to contract penalties and risks of litigation, including due to potential allegations that we have not fully performed under our contracts or that goods or services we supply are defective in some respect. Litigation is pending in Colombia arising out of the termination of certain Colombian lottery contracts in 1993. An agency of the Colombian government has asserted claims against certain parties, including our subsidiary Scientific Games International, Inc., or SGI, which owned a minority interest in the former operator of the Colombian national lottery. The claims are for, among other things, contract penalties, interest and the costs of a bond issued by a Colombian surety.  Although we believe that any potential losses arising from this litigation will not result in a material adverse effect on our consolidated financial position or results of operations, we cannot predict the final outcome, and there can be no assurance that this litigation might not be finally resolved adversely to us or result in material liability.

In addition, our lottery contracts typically permit a lottery authority to terminate the contract at any time for material failure to perform, other specified reasons and, in many cases, for no reason at all. Lottery contracts to which we are a party also frequently contain exacting implementation schedules and performance requirements and the failure to meet these schedules and requirements may result in substantial monetary liquidated damages, as well as possible contract termination. We are also required by certain of our lottery customers to provide surety, or performance, bonds. We have paid or incurred liquidated damages under our lottery contracts and material amounts of liquidated damages could be imposed on us in the future, which could, if imposed, have a material adverse effect on our business.

Labor disputes may have an adverse effect on our pari-mutuel operations.

Though we have increasingly automated our pari-mutuel field operations and created two hub centers, we have union employees in our pari-mutuel field operations in the United States and Canada. We collectively bargain with the labor unions that represent these employees. The current collective bargaining agreement representing the majority of our union employees in the United States expires October 20, 2009. Another collective bargaining agreement relating to our Canadian racing operations has been extended through October 20, 2009. Notwithstanding these contracts, if we were to experience a union strike or work stoppage, it would be difficult to find sufficient replacement employees with the proper skills. There can be no assurance that we will not encounter any conflicts or strikes with the labor union, which could have an adverse effect on our business or results of operations, could cause us to lose customers or could cause our customers’ operations to be affected and might have permanent effects on our business.

We have a significant amount of indebtedness and failure to generate sufficient cash as our debt comes due or to renew credit lines prior to expiration may adversely affect our business.

As of December 31, 2006, we had approximately $916 million of debt outstanding, consisting of convertible senior subordinated debentures, senior subordinated notes and a senior secured credit facility. We expect that existing cash, cash equivalents, short term investments, cash provided from operations and our bank credit facilities will be sufficient to meet ongoing cash requirements. However, failure to generate adequate cash as our debt becomes due or to renew credit lines prior to their expiration may adversely affect our business.

The price of our common stock may be volatile.

Our stock price may fluctuate in response to a number of events and factors, such as, variations in operating results, actions by various regulatory agencies, litigation, market perceptions of our financial reporting, financial estimates and recommendation by securities analysts, rating agency reports, performance of other companies that investors or security analysts deem comparable to us, news reports relating to our business, our markets or general market conditions.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sales of common stock pursuant to this prospectus, and the Company will receive none of the proceeds.

SELLING STOCKHOLDERS

The selling stockholders may sell a total of up to 4,040,000 shares of common stock under this prospectus.  One such selling stockholder, SGMS Acquisition Corporation, has pledged 2,000,000 shares of common stock included in this prospectus to JPMorgan Chase Bank, N.A., and 2,000,000 shares of common stock included in this prospectus to Bank of America, N.A., in connection with certain loans.  In the event the relevant pledgee forecloses upon the pledged securities, such pledgee and each of its nominees and successors will be deemed to be a selling stockholder with respect to such common stock.

To the best of our knowledge, none of the selling stockholders for which we are registering common stock for resale to the public has any plan, arrangement, understanding, agreement or commitment to sell its securities. Within the past three years, the following persons have held the following positions or offices within Scientific Games, or have had the following material relationships with the Company: (a) Ronald O. Perelman, a director of the Company, is a director, the chairman and chief executive officer and the sole stockholder of MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), which is the sole stockholder of SGMS Acquisition Corporation, (b) Howard Gittis, a director of the Company, is a director and vice chairman of MacAndrews & Forbes Holdings Inc. and (c) Barry F. Schwartz, a director of the Company, is the executive vice president and general counsel of MacAndrews & Forbes Holdings Inc. Messrs. Perelman, Gittis and Schwartz have been directors of Scientific Games since November 2003.  In December 2006, two of our subsidiaries entered into a licensing agreement with Hasbro, Inc. for the use of 20 Hasbro brands in multiple lottery platforms.  The agreement includes provision for the issuance to Hasbro of warrants to purchase our common stock.

The table below sets forth information regarding the beneficial ownership of our common stock by the selling stockholders. The information regarding the selling stockholders’ beneficial ownership after the sales made pursuant to this prospectus assumes that all of the shares of common stock subject to sale pursuant to this prospectus shall have been sold. Each of the selling stockholders has provided the information set forth below relating to the number of shares such stockholder currently owns. The shares subject to sale pursuant to this prospectus may be offered from time to time, in whole or in part, by the selling stockholders or their pledgees (and their nominees and successors), donees, transferees or other successors-in-interest.

Selling Stockholders	Number of Shares of Common Stock Beneficially Owned Before Any Sale		Number of Shares of Common Stock Subject to Sale Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After Sale of All Shares Subject to Sale Pursuant to this Prospectus*	Percent of Common Stock Beneficially Owned After Sale of All Shares Subject to Sale Pursuant to this Prospectus (1)
SGMS Acquisition Corporation	25,915,090	(2)	4,000,000	21,915,090	23.84%
Hasbro, Inc.	40,000	(3)	40,000	0	0

*                                         Assumes that the selling stockholders will sell all of their shares of common stock subject to sale pursuant to this prospectus. There is no assurance that the selling stockholders will sell all or any of their shares of common stock.

(1)                                  Beneficial ownership is determined in accordance with the rules of the SEC and includes generally voting and/or investment power with respect to securities. Shares of common stock subject to warrants, options or convertible stock currently exercisable or convertible, or exercisable or convertible within 60 days of March 1, 2007, are deemed outstanding for the purpose of computing the percentage beneficially owned by the person holding such warrants, options or convertible stock but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

(2)                                  The amount shown as beneficially owned before any sale consists of 25,915,090 shares of common stock and the amount shown as subject to sale pursuant to this prospectus consists of 4,000,000 shares of common stock.  21,915,090 shares of common stock shown as beneficially owned by SGMS Acquisition Corporation but not subject to sale pursuant to this prospectus are registered for sale pursuant to our Registration Statement on Form S-3 filed with the SEC on February 3, 2004.  Ronald O. Perelman is the director and the chairman and chief executive officer of SGMS Acquisition Corporation, and Mr. Perelman is a director, the chairman and chief executive officer and the sole stockholder of MacAndrews & Forbes Holdings Inc., which is the sole stockholder of SGMS Acquisition Corporation. In such capacities, Mr. Perelman exercises sole voting and dispositive power with respect to the shares subject to sale owned by SGMS Acquisition Corporation.  Further information is set forth in the Schedule 13D filed with the SEC by MacAndrews & Forbes Holdings Inc. and SGMS Acquisition Corporation, as amended, most recently on February 16, 2007.

(3)                                  The amount shown as beneficially owned before any sale and the amount shown as subject to sale consist of 40,000 shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

The selling stockholders or their pledgees (and their nominees and successors), donees, transferees or other successors-in-interest may sell their common stock from time to time in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, in privately negotiated transactions, through the writing of options on the shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by the sale of the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers for whom such broker-dealers may act as agent or to whom they may sell as principal, or both. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with sales of the common stock. As of the date of this registration statement, the selling stockholders have not entered into any underwriting arrangements.

The selling stockholders and intermediaries through which the common stock is sold may be deemed “underwriters,” within the meaning of the Securities Act of 1933, as amended, with respect to the common stock and any profits realized or commissions received may be deemed underwriting compensation.

The selling stockholders may also pledge the common stock to a broker-dealer and upon default under such pledge the broker-dealer may effect sales of the common stock pledged pursuant to this prospectus. One such selling stockholder, SGMS Acquisition Corporation, has pledged 2,000,000 shares of common stock included in this prospectus to JPMorgan Chase Bank, N.A., and 2,000,000 shares of common stock included in this prospectus to Bank of America, N.A., in connection with certain loans.  As described in “Selling Stockholders” above, in the event the relevant pledgee forecloses upon the pledged securities, such pledgee and each of its nominees and successors will be deemed to be a selling stockholder with respect to such common stock.

In addition, the common stock covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus.

In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers.

We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. Pursuant to the 2007 MacAndrews Letter Agreement (as defined in “Description of Capital Stock” below), the expenses of registration of the common stock offered by SGMS Acquisition Corporation hereunder will be borne by SGMS Acquisition Corporation.  We will bear the expenses of registration of the common stock offered by Hasbro, Inc.   Pursuant to the Stockholders’ Agreements (as defined in “Description of Capital Stock” below), we have agreed to indemnify SGMS Acquisition Corporation and certain of its affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of: (1) 200,000,000 shares of common stock, comprising 199,300,000 shares of Class A common stock, par value $0.01 per share, and 700,000 shares of Class B nonvoting common stock, par value $0.01 per share; and (2) 2,000,000 shares of preferred stock, par value $1.00 per share, including 229,003 shares of Series A Convertible Preferred Stock and 763 shares of Series B Preferred Stock.

No shares of Class B nonvoting common stock, Series A Convertible Preferred Stock or Series B Preferred Stock are outstanding as of the date of this prospectus.

Our Class A common stock is registered pursuant to Section 12(b) of the Exchange Act and is traded on the Nasdaq Global Select Market.

Common stock

The Class A common stock and the Class B common stock entitle holders thereof to the same rights and privileges except as indicated below.

The holders of Class A common stock are entitled to one vote for each share held on all matters to be voted on by our stockholders. Cumulative voting is not permitted. Holders of Class B common stock have no right to vote their shares on any matters to be voted on by our stockholders (except as otherwise provided by law).

The holders of both classes of common stock are entitled to receive, and share ratably on a per share basis, dividends when, as and if declared by our Board of Directors out of funds legally available therefor; provided that, if dividends are declared which are payable in shares of Class A common stock or Class B common stock, such dividends will be payable at the same rate on both classes of common stock, and the dividends payable in shares of Class A common stock will be payable to the holders of Class A common stock, and the dividends payable in shares of Class B common stock will be payable to the holders of Class B common stock. Payment of cash dividends on the common stock may not be made without the consent of certain of our lenders.

On our liquidation, dissolution or winding up, the holders of Class A common stock and the holders of Class B common stock are entitled to share ratably in our assets remaining after the payment of all liabilities, subject to the prior distribution rights of the holders of any of our preferred stock then outstanding. The holders of common stock do not have preemptive or other rights to subscribe for additional shares or other securities. The common stock is not subject to any redemption or sinking fund provisions. All of the issued and outstanding shares of common stock are fully paid and nonassessable.

The shares of Class B common stock are convertible at any time into the same number of shares of Class A common stock. If we were to subdivide or combine shares of either class of common stock, a proportionate combination or subdivision of shares of the other class of common stock would also be required.

We entered into a stockholders’ agreement dated as of September 6, 2000 (the “2000 Stockholders’ Agreement”) between us and the then-holders of the Series A Convertible Preferred Stock, as supplemented by a supplemental stockholders’ agreement dated as of June 26, 2002 between us and one of the then-holders of the Series A Convertible Preferred Stock (together with the 2000 Stockholders’ Agreement, the “Stockholders’ Agreements”).  The Stockholders’ Agreements address certain voting matters, registration rights and other matters.  Further, we have also entered into a letter agreement (the “2003 MacAndrews Letter Agreement”) dated October 10, 2003 and a letter agreement (the “2007 MacAndrews Letter Agreement”) dated February 15, 2007, each with MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”), the sole stockholder of SGMS Acquisition Corporation, which prior to conversion was the holder of a majority in interest of the Series A Convertible Preferred Stock and the Series B Preferred Stock.  The 2003 MacAndrews Letter Agreement and the 2007 MacAndrews Letter Agreement further amend and supplement certain provisions of the Stockholders’ Agreements.

The Stockholders’ Agreements, the 2003 MacAndrews Letter Agreement, the 2007 MacAndrews Letter Agreement and the language of the Certificates of Designations of our previously outstanding Series A Convertible Preferred Stock and Series B Preferred Stock, provide, among other things, that:

Composition of the board.   The holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock have the right to designate and have appointed up to four directors to our board of directors, which consists of 10 members.

Registration rights.   The holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock have certain rights to request that shares of Class A common stock issued upon conversion of the Series A Convertible Preferred Stock be registered under the Securities Act.  MacAndrews also has certain rights to request that any shares of Class A common stock acquired by MacAndrews or any of its subsidiaries on or after February 12, 2007 be registered under the Securities Act.

In addition, in the 2000 Stockholders’ Agreement it is stated that, if the holders of the Class A common stock issued upon conversion of the Series A Convertible Preferred Stock and their affiliates own at least 10% of the outstanding Class A common stock, the affirmative consent of the holders of more than 50% of such stock is necessary for authorizing, effecting or validating, among other things:

•                  any authorization, issuance or creation of (by reclassification or otherwise) any class or series (or any security of any class or series) of capital stock;

•                  any increase in the size of our board of directors (except as required pursuant to the terms of the 2000 Stockholders’ Agreement);

•                  any change in the Company’s state of incorporation;

•                  any listing of the Class A common stock on a different exchange or national quotation system; and

•                  any decision, or the entering into of any agreement, commitment or arrangement, to effect any of the foregoing.

Proposed Amendment to Restated Certificate of Incorporation

On January 16, 2007, our Board of Directors of approved and adopted, subject to stockholder approval, an amendment to our Restated Certificate of Incorporation.  The amendment is expected to be submitted for the vote of our stockholders at the next annual meeting of stockholders.

The amendment adds to our Restated Certificate of Incorporation a new Article Tenth providing that all of our debt and equity securities shall be held subject to suitability standards, qualifications and requirements of the gaming authorities that regulate the operation and conduct of our businesses or any of our affiliates and in accordance with the requirements of all applicable gaming laws.  Under the new provisions, if any holder of our debt or equity securities is determined to be a “Disqualified Holder,” as defined, such holder shall, if we so elect, be required to dispose of such holder’s interest in us or, at our option, sell any or all of such securities to us at a prescribed price equal to the lesser of the average closing sale price of such securities over the preceding 30 trading days or the holder’s original purchase price for such securities, all subject to the terms and conditions of Article Tenth.  In general, a “Disqualified Holder” is a holder of our debt or equity securities which (i) fails to comply with informational or other regulatory requirements under applicable gaming law, (ii) is determined by gaming authorities not to be suitable or qualified to hold our securities, or (iii) could by holding our securities cause us or any affiliate to fail to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from gaming authorities.

The purpose of the new Article Tenth is to enable us and our affiliates to secure and maintain in good standing all licenses, contracts, franchises and other regulatory approvals related to the operation of gaming and related businesses now or hereafter engaged in by us or any of our affiliates within or without the United States of America, which licenses, contracts, franchises or other approvals are conditioned upon some or all of the holders of our debt and equity securities possessing prescribed qualifications.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038.

Listing

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “SGMS.”

LEGAL MATTERS

The legality of the securities subject to sale pursuant to this prospectus has been passed upon for us by Kramer Levin Naftalis & Frankel LLP.

EXPERTS

The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

RECENT DEVELOPMENTS

On March 14, 2007, we announced that we had sold our racing communications business to Roberts Communications Network, LLC of Las Vegas, Nevada (“Roberts”).  The sale includes the simulcast transmission division of Scientific Games Racing, LLC (“SGR”) and a 70% membership interest in the SGR data communications business known as NASRIN(TM) (North American Simulcast Racing Information Network). Churchill Downs, through one of its wholly-owned subsidiaries, owns the remaining 30% membership interest in NASRIN(TM).

Both the SGR simulcast transmission division and the 70% membership interest in NASRIN(TM) were contributed to Roberts in exchange for a 29.4% membership interest in Roberts as consideration. Roberts will retain a 70.6% membership interest.

On February 12, 2007, we announced that the Connecticut Lottery Corporation has announced its intent to award us its lottery systems contract to supply a new range of lottery equipment and management services to the CT Lottery.  The contract begins in May 2008, will have an initial term of five years, and will provide for five one-year extension options. The contract was awarded after a competitive request for proposal process, and is valued at approximately $42 million over its initial term.

SCIENTIFIC GAMES CORPORATION

4,040,000 SHARES OF CLASS A COMMON STOCK

PROSPECTUS

March 30, 2007

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses of the offering.  Pursuant to the  2007 MacAndrews Letter Agreement, the expenses of registration of the common stock offered by SGMS Acquisition Corporation will be borne by SGMS Acquisition Corporation.  We will bear the expenses of registration of the common stock offered by Hasbro, Inc.   With the exception of the Securities Act registration fee, all amounts shown are estimates.

Securities Act registration fee	$3,921.77
Legal fees and expenses	$20,000.00
Accounting fees and expenses	$9,000.00
Miscellaneous	$5,000.00

Total	$37,921.77

Item 15.  Indemnification of Directors and Officers.

The General Corporation Law of the State of Delaware (the “DGCL”) at Section 102(b)(7) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

The DGCL, at Section 145, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving another corporation, partnership, joint venture, trust or other enterprise, at the request of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Lack of good faith, or lack of a reasonable belief that one’s actions are in or not opposed to the best interest of the corporation, or with respect to any criminal action or proceeding, lack of reasonable cause to believe one’s conduct was unlawful is not presumed from the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or nolo contendere plea or its equivalent. In addition, the indemnification of expenses (including attorneys’ fees) is allowed in derivative actions, except no indemnification is allowed in respect of any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent the Court of

Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise in defense of any of the above described actions or proceedings, he shall be indemnified against expenses (including attorneys’ fees). The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the Board of Directors of the corporation by a majority vote of a quorum consisting of directors not party to such an action, suit or proceeding or, if a quorum is not obtainable or a disinterested quorum so directs, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt of undertakings to repay.  A corporation may purchase indemnity insurance.

Article NINTH of our Certificate of Incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty to the fullest extent allowed by Delaware law. Article VII of our Bylaws provides that we shall indemnify all allowed persons for liabilities and expenses to the fullest extent allowed by Delaware law.

We maintain officers’ and directors’ liability insurance, as permitted by Article VII of our Bylaws, which insures against liabilities that our officers and directors, and the officers and directors of our subsidiaries, may incur in such capacities.

The foregoing discussion is qualified in its entirety by reference to the DGCL and to our Certificate of Incorporation and Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.  Exhibits

Exhibit Number	Description
4.1

Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on March 20, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000).
5.1	Opinion of Kramer Levin Naftalis & Frankel LLP.*
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*
23.2	Consent of counsel (included in Exhibit 5.1 to this registration statement).*

Exhibit Number	Description
24.1	Power of Attorney (incorporated by reference to the signature page of this registration statement).*
99.1

Letter Agreement, dated as of October 10, 2003, by and between the Company and MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (incorporated by reference to Exhibit 3 to the Statement on Schedule 13D filed by MacAndrews and SGMS Acquisition Corporation, a wholly owned subsidiary of MacAndrews, on November 26, 2003 (the “MacAndrews 13D”)).

99.2	Letter Agreement dated February 15, 2007 between the Company and MacAndrews (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2007).
99.3	Proposed Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 19, 2007).

*              Filed herewith.

Item 17.  Undertakings

(a)                                  The undersigned registrant hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)                                     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)                                  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)                                  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                                     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)                                  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)                               The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)                              Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)                                 The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, County of New York, State of New York, on the 30th day of March, 2007.

Scientific Games Corporation
Dated: March 30, 2007
	By:	/s/ A. Lorne Weil
A. Lorne Weil, Chairman of the Board
and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints A. Lorne Weil, Ira H. Raphaelson and DeWayne E. Laird, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities indicated on March 30, 2007:

Signature	Title
/s/ A. Lorne Weil	Chairman of the Board and Chief Executive
A. Lorne Weil	Officer, and Director (principal executive officer)
/s/ DeWayne E. Laird	Vice President and Chief Financial Officer (principal
DeWayne E. Laird	financial officer)
/s/ Stephen L. Gibbs	Vice President and Chief Accounting Officer (principal
Stephen L. Gibbs	accounting officer)
/s/ Peter A. Cohen	Director
Peter A. Cohen
/s/ Gerald J. Ford	Director
Gerald J. Ford
/s/ Howard Gittis	Director
Howard Gittis
/s/ Ronald O. Perelman	Director
Ronald O. Perelman
/s/ Michael J. Regan	Director
Michael J. Regan
/s/ Barry F. Schwartz	Director
Barry F. Schwartz
/s/ Eric M. Turner	Director
Eric M. Turner
Director
Sir Brian G. Wolfson
/s/ Joseph R. Wright, Jr.	Director
Joseph R. Wright, Jr.

Exhibit Number	Description
4.1

Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on March 20, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000).

5.1	Opinion of Kramer Levin Naftalis & Frankel LLP.*

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*

23.2	Consent of counsel (included in Exhibit 5.1 to this registration statement).*

24.1	Power of Attorney (incorporated by reference to the signature page of this registration statement).*

99.1

Letter Agreement, dated as of October 10, 2003, by and between the Company and MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (incorporated by reference to Exhibit 3 to the Statement on Schedule 13D filed by MacAndrews and SGMS Acquisition Corporation, a wholly owned subsidiary of MacAndrews, on November 26, 2003 (the “MacAndrews 13D”)).

99.2	Letter Agreement dated February 15, 2007 between the Company and MacAndrews (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2007).

99.3	Proposed Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 19, 2007).

*                    Filed herewith.